EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.00001 per share, of ReachLocal, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of July, 2016.

This Joint Filing Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: July 1, 2016

GANNETT CO., INC.
By:	/s/ Barbara W. Wall
Name:	Barbara W. Wall
Title:	Senior Vice President and Chief Legal Officer

RAPTOR MERGER SUB INC.
By:	/s/ Barbara W. Wall
Name:	Barbara W. Wall
Title:	Vice President